



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004205

February 26, 2016

Act: _____ 1934

Section: _____

Rule: _____ 14a-8 (OPs)

Public
Availability: _____ 2-26-16

Jennifer L. Kraft
United Continental Holdings, Inc.
jennifer.kraft@united.com

Re: United Continental Holdings, Inc.
        Incoming letter dated February 3, 2016

Dear Ms. Kraft:

This is in response to your letters dated February 3, 2016 and February 22, 2016 concerning the shareholder proposal submitted to United by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
        FISMA & OMB MEMORANDUM M-07-16

February 26, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Continental Holdings, Inc.
        Incoming letter dated February 3, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that United may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if United omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITED CONTINENTAL HOLDINGS, INC.®

February 22, 2016

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: United Continental Holdings, Inc. — Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

On February 3, 2016, United Continental Holdings, Inc., a Delaware corporation (the "Company"), submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof submitted by John Chevedden (the "Proponent") on December 5, 2015. Capitalized terms used in this letter but not otherwise defined have the meanings ascribed to them in the No-Action Request.

In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

<u>Basis for Supplemental Letter</u>

The No-Action Request indicated the Company's belief that the Proposal may be excluded from the 2016 Proxy Materials because the Company expected that the Board of Directors (the "Board") would adopt amendments (the "Bylaw Amendments") to the Company's amended and restated bylaws that would substantially implement the Proposal and, accordingly, permit the Proposal to be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). The Company submitted the No-Action Request prior to the adoption of the Bylaw Amendments in order to address the timing requirements of Rule 14a-8(j). This supplemental letter confirms that, at a February 18, 2016 meeting, the Board approved and adopted the Bylaw Amendments and, in turn, amended and restated the bylaws of the Company (as so amended, the "Bylaws"). A copy of the Bylaws, as filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on February 19, 2016, is attached hereto as <u>Exhibit A</u>.

Analysis

The Company's existing form of proxy access adopted through the Bylaw Amendments permits a holder of 3% of the Company's common stock (or a group of stockholders collectively owning such amount) that has held such stock continuously for three years, subject to certain other requirements, to include a limited number of nominees for election to the Board, and information relating to such nominees and nominating stockholder(s), in the proxy materials of the Company relating to annual meetings at which directors are to be elected. In so doing, the Bylaw Amendments implement the Proposal's essential objective. More specifically, the Company's existing form of proxy access adopted through the Bylaw Amendments addresses the elements of the Proposal as follows:

- *Ownership Threshold and Holding Period.* The Proposal requests that nominating stockholders "must have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Likewise, the Bylaw Amendments provide that a nominating stockholder or eligible group of stockholders must have owned at least "3% of the number of outstanding shares of Common Stock as of the most recent date for which such amount is given in any filing" by the Company with the Commission prior to the submission of the nomination. The Bylaw Amendments further provide that a nominating stockholder or eligible group of stockholders must beneficially own this minimum amount "throughout the three-year period preceding and including the date of submission" of the nomination and continue to own at least that amount "through the date of the annual meeting." Finally, as called for in the Proposal, the Bylaw Amendments define ownership for purposes of proxy access to include shares a nominating stockholder has loaned, "provided that the Stockholder has the power to recall such loaned shares on five business days' notice."

- *Group Nomination.* The Proposal provides that "an unrestricted number of stockholders" may form a group of stockholders in order to meet the criteria established for nominating a director. The Bylaw Amendments limit the size of such a group to "up to 20 Stockholders… that, collectively as a group, satisfy the requirements to qualify" as eligible nominating stockholders.

- *Maximum Number of Nominees.* The Proposal states that "the number of stockholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater." The Bylaw Amendments limit the number of nominees to "the greater of (A) two or (B) 20% of the total number of Directors who are subject to election at the next annual meeting by the holders of Common Stock," rounded down to the nearest whole number and subject to adjustment as set forth in Section 2.13(c)(1) of the Bylaws.

- *Nominating Stockholder Notice.* The Proposal would require that the nominating stockholder(s) (i) give notice to the Company in accordance with both the Bylaws and

Commission rules and (ii) provide information about the nominee (including his or her consent to being named in the proxy materials and serving as a director) and the nominating stockholder (including proof of required ownership). The Bylaw Amendments also require these deliverables, as further tailored to the circumstances and governance practices of the Company.

- *Nominating Stockholder Certifications.* The Proposal would require the nominating stockholder to certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the nominating stockholder's communications with Company stockholders, (ii) it will comply with all applicable laws and regulations if it uses soliciting materials other than the Company's proxy materials, and (iii) the required shares were not acquired to change or influence control of the Company. The Bylaw Amendments require these certifications as well.

- *Supporting Statement.* The Proposal provides the nominating stockholder the opportunity to include in the proxy materials a statement of support of the nominee's candidacy of 500 words. The Bylaw Amendments similarly provide the nominating stockholder the opportunity to include a supporting statement of up to 500 words in the Company's proxy materials.

- *Processes for Disputes and Multiple Nominations.* The Proposal asks that the Board adopt procedures for (i) resolving disputes over the timeliness of notice of the nomination and whether the nomination disclosure and statement satisfy bylaw and applicable federal regulations, and (ii) determining the priority given to multiple nominations exceeding the limit provided for in the Proposal. The Bylaw Amendments have accomplished this. Section 2.13(h) of the Bylaws now provides that the Board (and any other person or body authorized by the Board) "shall have the power and authority to interpret… [the proxy access bylaw provisions] and to make any and all determinations necessary or advisable" in connection with the application of the proxy access provisions, including the power to determine eligibility, timeliness, and compliance with the other provisions of the Bylaws. Similarly, Section 2.13(c)(2) provides that, in the event the number of candidates nominated pursuant to the proxy access provisions exceeds the number permitted under those provisions, a priority order is established from most to least number of shares owned by each nominating stockholder or stockholder group, and the top nominee from each nominating stockholder or stockholder group is selected, going in order, until the maximum number of stockholder-nominated candidates is reached.

- *Additional Restrictions on Nominees.* Finally, the Proposal requests that no additional restrictions be placed on candidates nominated pursuant to the proxy access provisions that are not applicable to other candidates. The Bylaw Amendments do impose certain requirements on director candidates nominated by stockholders pursuant to the proxy access provisions that are not expressly contemplated in the Bylaws with respect to Board-nominated candidates, including, for example, the following: (i) that such candidates be independent according to applicable listing and

Board standards; (ii) that the nomination of such candidates would not cause the Company to be in violation of its organizational documents, applicable listing standards, or applicable securities laws; (iii) that such candidates not be a director or officer of a competitor; (iv) that specific compensation arrangements and voting commitments of such candidates be disclosed in advance; (v) that such candidates not be the subject to any event specified in Rule 506(d)(1) of Regulation D or Item 401(f) of Regulation S-K; and (vi) that any such candidate did not previously receive at one of the two preceding annual meetings less than 25% of the vote of shares entitled to vote for such candidate. While the Bylaws do not explicitly impose these qualifications on director candidates nominated by the Board, those candidates undergo a thorough evaluation by the Board's Nominating/Governance Committee, as disclosed in the Company's most recent proxy statement, including the specific qualifications considered by the Nominating/Governance Committee pursuant to the Company's Corporate Governance Guidelines.[1] The evaluation of the Nominating/Governance Committee would generally result in the disqualification of any non-management director nominee who did not meet the minimal requirements established for proxy access director nominees pursuant to the Bylaw Amendments. The practical effect of imposing these minimal qualifications on proxy access nominees, who are not subject to the same evaluation process as Board nominees, is to place proxy access candidates and Board-nominated candidates on an equal footing. Any such additional restrictions pursuant to the Bylaw Amendments do not result in any meaningful limitation on the pool of eligible candidates.

As the foregoing list demonstrates, the Company has substantially implemented a form of proxy access that addresses each essential element of the Proposal, and thus, exclusion under Rule 14a-8(i)(10) is warranted. This holds true despite the minor differences between the Proposal and the Bylaw Amendments. See, e.g., *General Electric Company* (Mar. 3, 2015) (concurring in the exclusion of a stockholder proposal requesting proxy access where the company's bylaws already included a form of proxy access on similar terms but restricted the number of stockholders that can aggregate their shares to meet the ownership threshold to 20). Notably, the Staff has very recently affirmed the reasoning in *General Electric* by concurring in the exclusion of proxy access proposals submitted to numerous other companies that are similarly situated, each of which adopted its own proxy access bylaw provisions with an ownership threshold mirroring the threshold requested by the proponent (3% of the outstanding common stock), even though the terms of the company-adopted proxy access bylaws differed from the specific terms of the shareholder proxy access proposals in various other respects. See, e.g. *The Western Union Company* (Feb. 12, 2016) (concurring in the exclusion of a proxy access proposal substantially similar to the Proposal on the basis that it had been substantially implemented, where the company's form of proxy access adopted the ownership threshold requested but contained numerous other deviations from the proposal, including, among other things, the percentage of board seats subject to proxy access and restrictions on proxy access nominees that are not expressly applicable to other director candidates); *PPG Industries, Inc.*

---

[1] Both the most recent proxy statement and the Corporate Governance Guidelines are made publicly available through the "Investor Relations" portion of the Company's website, *http://ir.united.com/*.

(Feb. 12, 2016) (same); *UnitedHealth Group, Inc.* (Feb. 12, 2016) (same); *Time Warner Inc.* (Feb. 12, 2016) (same); *Target Corporation* (Feb. 12, 2016) (same); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016) (same).

Despite the various differences contained in the proxy access bylaw provisions of the companies cited above, the Staff concurred that each of these companies' existing form of proxy access "addresses the proposal's essential objective." Accordingly, variations from the Proposal, including those noted above, do not negate the conclusion that the Bylaw Amendments has been substantially implemented. Such differences between the Bylaw Amendments and the Proposal are immaterial to the "essential objective" of the Proposal and largely procedural in nature. As the precedent noted above makes clear, the Staff has generally agreed that a proposal will be deemed to have been substantially implemented even if the company, in addressing the subject matter of the proposal, imposes procedural requirements or limitations that are not contemplated by the shareholder proposal but are consistent with its underlying concerns and essential objectives. None of the provisions contained in the Bylaw Amendments inhibit the achievement of the Proposal's objective of providing a form of proxy access allowing stockholders or groups of stockholders owning 3% or more of the Company's common stock an opportunity to include director nominations and related disclosures in the Company's proxy materials. Consequently, the Company believes that the Staff should reach the same conclusion here as it reached in each of the recently published no-action requests cited above and permit exclusion of the Proposal.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2016 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (872) 825-7667 or by email at jennifer.kraft@united.com.

Very truly yours,

Jennifer L. Kraft
Deputy General Counsel and Corporate
Secretary
United Continental Holdings, Inc.

Attachments

cc: John Chevedden

<u>Exhibit A</u>
Amended and Restated Bylaws

EX-3.1 2 d147577dex31.htm EX-3.1

Exhibit 3.1

AMENDED AND RESTATED BYLAWS
OF UNITED CONTINENTAL HOLDINGS, INC.

ARTICLE 1

Definitions

As used in these Restated Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

1.1 "*Assistant Secretary*" means an Assistant Secretary of the Corporation.

1.2 "*Assistant Treasurer*" means an Assistant Treasurer of the Corporation.

1.3 "*Board*" means the Board of Directors of the Corporation.

1.4 "*Chairman*" means the Chairman of the Board ~~of Directors~~.

1.5 "*Change in Ownership*" means any sale, disposition, transfer or issuance or series of sales, dispositions, transfers and/or issuances of shares of the capital stock by the Corporation or any holders thereof which results in any person or group of persons (as the term "group" is used under the Securities Exchange Act of 1934, as amended), other than the holders of Common Stock, owning capital stock of the Corporation possessing the voting power (under ordinary circumstances and without regard to cumulative voting rights) to elect a majority of the Board.

1.6 "*Chief Executive Officer*" means the Chief Executive Officer of the Corporation.

1.7 "*Common Stock*" means the Common Stock, par value $0.01 per share, of the Corporation.

1.8 "*Corporation*" means United Continental Holdings, Inc.

1.9 "*DGCL*" means the General Corporation Law of the State of Delaware, as amended from time to time.

1.10 "*Director*" means a member of the Board.

1.11 "*Entire Board*" means all Directors who would be in office if there were no vacancies.

1.12 "*Entire Committee*" means, with respect to any committee, all members of such committee who would serve on such committee if there were no vacancies.

1.13 "*Fundamental Change*" means the occurrence of any of the following: (a) any sale, transfer or disposition of more than 50% of the property or assets of the Corporation and its subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the

reasonable good faith judgment of the Board) in any transaction or series of transactions (other than sales in the ordinary course of business) and (b) any merger or consolidation to which the Corporation is a party, except for (x) a merger which is effected solely to change the state of incorporation of the Corporation or (y) a merger in which the Corporation is the surviving person and, after giving effect to such merger, the holders of the capital stock of the Corporation as of the date immediately prior to the merger or consolidation shall continue to own the outstanding capital stock of the Corporation possessing the voting power (under ordinary circumstances) to elect a majority of the Board.

1.14 *"General Counsel"* means the General Counsel of the Corporation.

1.15 *"Preferred Stock"* means the Preferred Stock, without par value, of the Corporation.

1.16 *"President"* means the President of the Corporation.

1.17 *"Restated Certificate"* means the Restated Certificate of Incorporation of the Corporation, as amended from time to time.

1.18 *"Restated Bylaws"* means the Amended and Restated Bylaws of the Corporation, as amended from time to time.

1.19 *"Secretary"* means the Secretary of the Corporation.

1.20 *"Stockholders"* means the stockholders of the Corporation.

1.21 *"Treasurer"* means the Treasurer of the Corporation.

1.22 *"Union Directors"* means those directors of the Corporation elected by the holders of Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock pursuant to Article Fourth, Parts II and III of the Restated Certificate.

1.23 *"Vice Chairman"* means a Vice Chairman of the Corporation.

1.24 *"Vice President"* means a Vice President of the Corporation.

ARTICLE 2

Stockholders' Meetings

2.1 *Annual Meeting.* A meeting of Stockholders shall be held annually for the election of Directors and the transaction of other business at an hour and date as shall be determined by the Board and designated in the notice of meeting.

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2.2 *Special Meetings.*

(a) A special meeting of the Stockholders may be called by (i) both the Chief Executive Officer and the Chairman or (ii) the Board, and at an hour and date as shall be determined by them.

(b) Subject to this Section 2.2 and other applicable provisions of these Restated Bylaws, a special meeting of Stockholders shall be called by the Secretary upon the written request (each such request, a *"Special Meeting Request"* and such meeting, a *"Stockholder Requested Special Meeting"*) of one or more Stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty-five percent (25%) aggregate "net long position" of the outstanding Common Stock (the *"Requisite Percentage"*) for at least one year prior to the date such request is delivered to the Corporation (such period, the *"One-Year Period"*). For purposes of determining the Requisite Percentage, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the *"Exchange Act"*); *provided* that (x) for purposes of such definition, (A) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request, (B) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of Common Stock on the New York Stock Exchange (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the "person whose securities are the subject of the offer" shall refer to the outstanding Common Stock; and (y) the net long position of such holder shall be reduced by the number of shares of Common Stock as to which such holder does not, or will not, have the right to vote or direct the vote at the Stockholder Requested Special Meeting or as to which such holder has, at any time during the One-Year Period, entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares and which derivative or other agreement, arrangement or understanding remains in effect. Whether the requesting holders have submitted valid Special Meeting Requests representing the Requisite Percentage and complying with the requirements of this Section 2.2 and related provisions of these Restated Bylaws (a *"Valid Special Meeting Request"*) shall be determined in good faith by the Board, which determination shall be conclusive and binding on the Corporation and the Stockholders.

(c) In order for a Stockholder Requested Special Meeting to be called, one or more Special Meeting Requests must be signed by the Requisite Percentage of Stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the Secretary. The Special Meeting Request(s) shall be delivered to the Secretary at the principal executive offices of the Corporation by nationally recognized private overnight courier service, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the requested special meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such Stockholder signing the Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's books, of each Stockholder signing such

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request and the beneficial owners, if any, on whose behalf such request is made and (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such Stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) set forth any material interest of each Stockholder signing the Special Meeting Request in the business desired to be brought before the special meeting, (v) include documentary evidence that the Stockholders requesting the special meeting own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the Secretary of the Corporation; *provided, however*, that if the Stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary of the Corporation within ten (10) days after the date on which the Special Meeting Request is delivered to the Secretary of the Corporation) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the date on which such Special Meeting Request is delivered to the Secretary, (vi) an agreement by each of the Stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the Corporation promptly in the event of any decrease in the net long position held by such Stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the Stockholder Requested Special Meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such Stockholder or beneficial owner to the extent of such reduction, (vii) contain any other information that would be a Disclosable Interest, as defined in Section 2.10(a)(3)(B)(vi) of these Restated Bylaws, if such Stockholder or beneficial owner, as applicable, were a Proposing Person, as defined in Section 2.10(a)(2) of these Restated Bylaws and (viii) if the purpose of the Stockholder Requested Special Meeting includes the election of one or more Directors, contain any other information that would be required to be set forth with respect to a proposed nominee pursuant to Section 2.10(a)(3)(C) of these Restated Bylaws. Each Stockholder making a Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update such Special Meeting Request delivered pursuant to this Section 2.2 in accordance with the requirements of Section 2.10(a)(4) of these Restated Bylaws. Any requesting Stockholder may revoke his, her or its Special Meeting Request at any time prior to the Stockholder Requested Special Meeting by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation. There shall be no requirement to hold a special meeting (and the Board may cancel the special meeting) if the unrevoked (taking into account any specific written revocation or any reduction in the net long position held by such Stockholder, as described above) Special Meeting Requests represent in the aggregate less than the Requisite Percentage at any time after (a) a Valid Special Meeting Request has been delivered to the Secretary of the Corporation or (b) sixty (60) days following the earliest dated Special Meeting Request.

(d) In determining whether Special Meeting Requests have met the requirements of this Section 2.2, multiple Special Meeting Requests will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the requested special meeting and substantially the same matters proposed to be acted on at the Stockholder Requested Special Meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been delivered to the Secretary within 60 days of the delivery to the Secretary of the earliest dated Special Meeting Request relating to such item(s) of business.

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(e) If none of the Stockholders who submitted a Special Meeting Request appears or sends a qualified representative to present the item of business submitted by the Stockholders for consideration at the Stockholder Requested Special Meeting, such item of business shall not be submitted for vote of the Stockholders at such Stockholder Requested Special Meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such Stockholder(s). A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for Stockholder action under applicable law, was made in a manner that involved a violation of an applicable law or regulation, would violate the law, would cause the Corporation to violate the law or does not comply with the provisions of this Section 2.2. The procedures set forth in this Section 2.2 are the exclusive means by which items of business may be raised by Stockholders at a Stockholder Requested Special Meeting.

(f) Except as provided in the next sentence, a Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board; *provided, however,* that the date of any such Stockholder Requested Special Meeting shall be not more than ninety (90) days after the date on which a Valid Special Meeting Request has been delivered to the Secretary of the Corporation (such date of delivery being the "*Delivery Date*"). Notwithstanding the foregoing, a Stockholder Requested Special Meeting need not be held if (i) the Board has called or calls a meeting of Stockholders to be held within 90 days after the Delivery Date and the business of such meeting includes (among any other matters properly brought forth before the meeting) an item of business that is identical or substantially similar (as determined in good faith by the Board, a "*Similar Item*") to an item of business specified in the Special Meeting Request or Requests, (ii) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (A) the date of the next annual meeting and (B) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting, or (iii) the subject of such Special Meeting Request or Requests contains a Similar Item to an item of business that was voted on at any meeting of Stockholders held within 120 days prior to the Delivery Date (it being understood that, for purposes of this Section 2.2, the election or removal of directors shall be deemed a Similar Item with respect to all items involving the election or removal of directors).

Written notice of a special meeting stating the place, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each Stockholder entitled to vote at such meeting.

Any notice relating to a special meeting appropriately called pursuant to this Section 2.2 shall describe the item or items of business to be considered at such special meeting. Business transacted at any special meeting shall be limited to the matters identified in the Corporation's notice given pursuant to Section 2.4; *provided, however,* that nothing herein shall prohibit the Board from including in such notice and submitting to the Stockholders additional matters to be considered at any Stockholder Requested Special Meeting.

2.3 *Place of Meetings*. All meetings of Stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be fixed by the Board or as specified or fixed in the respective notices. The Board may, in its sole discretion, determine that a meeting of the Stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL (or any successor provision thereto). Any previously-scheduled meeting of the Stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of Stockholders.

2.4 *Notices of Stockholders' Meetings*. Except as otherwise provided in Section 2.5 or otherwise required by the Restated Certificate or applicable law, written notice of each meeting of Stockholders, whether annual or special, shall be given to each Stockholder required or permitted to take any action at, or entitled to notice of, such meeting not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, by delivering such notice to him or her, personally, by mail or by electronic transmission in the manner provided by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the Stockholder at his or her address as it appears on the stock ledger of the Corporation. Every notice of a meeting of Stockholders shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

2.5 *Waivers of Notice*. Notwithstanding any other provision in these Restated Bylaws, notice of any meeting of Stockholders shall not be required as to any Stockholder who shall attend such meeting in person or be represented by proxy, except when such Stockholder attends such meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at such meeting because the meeting is not lawfully called or convened. If any Stockholder shall, in person or represented by proxy, waive notice of any meeting, whether before or after such meeting, notice thereof shall not be required as to such Stockholder.

2.6 *Quorum Requirements and Required Vote at Stockholder Meetings*.

(a) Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, at all meetings of Stockholders the presence, in person or represented by proxy, of the holders of outstanding shares representing at least a majority of the total voting power entitled to vote at a meeting of Stockholders shall constitute a quorum for the transaction of business; *provided, however*, that where a separate vote of a class or classes or series of stock is required, the presence in person or represented by proxy of the holders of outstanding shares representing at least a majority of the total voting power of all outstanding shares of such class or classes or series shall constitute a quorum thereof entitled to take action with respect to such separate vote.

(b) Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, each holder of stock of the Corporation entitled to vote on any matter at any meeting of the Stockholders shall be entitled to one vote for each share of such stock standing in

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the name of such holder on the stock ledger of the Corporation on the record date for the determination of the Stockholders entitled to vote at the meeting. Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, in all matters other than the election of directors, the affirmative vote of a majority in voting power of the shares present in person or represented by proxy and entitled to vote on such matter at a meeting of Stockholders at which a quorum is present shall be the act of the Stockholders. Except as required by applicable law, the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

(c) Except as otherwise required by the Restated Certificate, each director shall be elected by vote of a majority of the votes cast with respect to that director's election in person or represented by proxy and entitled to vote on the election of directors. Notwithstanding the foregoing, if the number of nominees exceeds the number of directors to be elected at any meeting of Stockholders as of the date that is ten (10) days prior to the date the Corporation files its definitive proxy statement with the Securities and Exchange Commission (regardless of whether or not the proxy statement is thereafter revised or supplemented), then each director shall be elected by a plurality of the votes cast in person or represented by proxy and entitled to vote on the election of directors. For purposes of this Section 2.6(c), *"majority of the votes cast"* means that the number of shares voted "for" a director exceeds the number of shares voted "against" that director (with "abstentions" and "broker nonvotes" not counted as a vote cast either "for" or "against" that director's election).

(d) The holders of a majority in voting power of the shares entitled to vote and present in person or represented by proxy at any meeting of Stockholders, whether or not a quorum is present, may adjourn such meeting to another time and place. At any such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally called. Unless otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, no notice of an adjourned meeting need be given.

2.7 *Proxies.* Each Stockholder entitled to vote at a meeting of Stockholders may authorize another person or persons to act for him or her by proxy executed in writing by the Stockholder or as otherwise permitted by law, or by his or her duly authorized attorney-in-fact, but such proxy shall no longer be valid eleven months after the date of such proxy. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

2.8 *Inspectors.* The Board by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at the meeting of Stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the

EX-3.1

DGCL. The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting.

2.9 *Conduct of Stockholders' Meetings.* The Chief Executive Officer or the Chairman of the Board, as designated by the Board, or, in their absence or the absence of any such designation, the appointee of the presiding officer of the meeting, shall preside at all meetings of Stockholders and may establish such rules of procedure for conducting the meetings as he or she deems fair and reasonable. The Secretary, or in his or her absence an Assistant Secretary, or if none be present, the appointee of the presiding officer of the meeting, shall act as secretary of the meeting.

2.10 *Notice of Stockholder Business and Nominations.*

(a) *Annual Meetings of Stockholders.* Any Stockholder who wishes to include nominations of persons for election to the Board in the Corporation's proxy statement for an annual meeting of Stockholders must comply with Section 2.13. This Section 2.10 sets forth certain procedures required for Stockholders to nominate persons for election to the Board and the proposal of other business to be considered by the Stockholders at an annual meeting if the Stockholder does not wish the nomination or other business to be included in the Corporation's proxy statement.

(1) Nominations of persons for election to the Board and the proposal of other business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) if brought before the meeting by the Corporation and specified in the Corporation's notice of meeting delivered pursuant to Section 2.4, (B) if brought before the meeting by or at the direction of the Board or (C) if brought before the meeting by a Stockholder who (i) was a Stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf any nomination or proposal is made, only if such beneficial owner was the beneficial owner of shares of capital stock of the Corporation) both at the time of giving of notice provided for in this Section 2.10, and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with this Section 2.10 as to such nominations or other business. Except for proposals properly made in accordance with Rule 14a-8 of the Exchange Act, and included in the notice of meeting given by or at the direction of the Board, and except for nominations of persons for election to the Board pursuant to Section 2.13, the foregoing clause (C) shall be the exclusive means for a Stockholder to propose business to be considered or to propose any nominations of persons for election to the Board at an annual meeting of the Stockholders.

(2) Without exception, for any nominations of persons for election to the Board or other business to be properly brought before an annual meeting by a Stockholder, in each case, pursuant to clause (C) of paragraph (a)(1) of this Section 2.10, the Stockholder must (x) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation and (y) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.10. To be timely, a Stockholder's notice shall be delivered to, or mailed and received by, the Secretary at the

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principal executive offices of the Corporation not more than 120 days and not less than 90 days prior to the one-year anniversary of the preceding year's annual meeting; *provided, however,* that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, notice by the Stockholder to be timely must be so delivered, or mailed and received, not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall any adjournment of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Stockholder's notice. For purposes of this Section 2.10, the term *"Proposing Person"* means (i) the Stockholder providing the notice of a proposed nomination or other business proposed to be brought before a meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the proposed nomination or other business proposed to be brought before a meeting is made, and (iii) any affiliate or associate (for purposes of these <u>Restated Bylaws</u>, each within the meaning of Rule 12b-2 under the Exchange Act) of such Stockholder or beneficial owner.

(3) To be in proper form, a Stockholder's notice (whether given pursuant to paragraph (a)(2) or paragraph (b) of this Section 2.10) shall set forth:

(A) As to each Proposing Person:

(i) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation's stock ledger); and

(ii) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the capital stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (i) and (ii) are referred to as *"Stockholder Information"*);

(B) As to each Proposing Person:

(i) any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the capital stock of the Corporation, including due to the fact that the value of such derivative, swap or other transaction is determined by

reference to the price, value or volatility of any shares of any class or series of the capital stock of the Corporation, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the capital stock of the Corporation ("*Synthetic Equity Interests*"), which such Synthetic Equity Interests shall be disclosed without regard to whether (x) such derivative, swap or other transactions convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction;

(ii) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the capital stock of the Corporation;

(iii) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the capital stock of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the capital stock of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the capital stock of the Corporation ("*Short Interests*");

(iv) any rights to dividends on the shares of any class or series of the capital stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation;

(v) any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any

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increase or decrease in the price or value of shares of any class or series of the capital stock of the Corporation, or any Synthetic Equity Interests or Short Interests, if any; and

(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the nomination for election of Directors or the other business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (i) through (vi) are referred to as "*Disclosable Interests*"); *provided, however*, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder of record directed to prepare and submit the information required by this Section 2.10 on behalf of a beneficial owner.

(C) As to each person, if any, whom a Proposing Person proposes to nominate for election or reelection as a Director:

(i) all information with respect to such proposed nominee that would be required to be set forth in a Stockholder's notice pursuant to this Section 2.10 if such proposed nominee were a Proposing Person;

(ii) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and

(iii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Proposing Person, on the one hand, and each proposed nominee and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404

11

under Regulation S-K if such Proposing Person were the "registrant" for purposes of such rule and the proposed nominee were a Director or executive officer of such registrant; and

(D) As to any business other than nominations for election of Directors that a Proposing Person proposes to bring before an annual meeting:

(i) a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of any Proposing Person;

(ii) the text of the proposal or business (including the text of any resolutions proposed for consideration); and

(iii) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons and (y) between or among any Proposing Person and any other record or beneficial owner of capital stock of the Corporation (including their names) in connection with the proposal of such business by such Stockholder.

(4) A Stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to paragraph (a)(2) or paragraph (b) of this Section 2.10) shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment of postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof). The Corporation may also require any proposed nominee for election to the Board to furnish such other information (i) as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation in accordance with the Corporation's corporate governance guidelines as then in effect or (ii) that could be material to a reasonable Stockholder's understanding of the independence, or lack thereof, of such proposed nominee.

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(5) Notwithstanding anything in paragraph (a)(2) of this Section 2.10 to the contrary, in the event that the number of Directors to be elected to the Board at the annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board made by the Corporation at least ten days before the last day a Stockholder could otherwise deliver a notice of nomination in accordance with such paragraph (a)(2) of this Section 2.10, a Stockholder's notice required by this Section 2.10 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b) *Special Meeting of Stockholders.*

Only such business shall be conducted at a special meeting of Stockholders called pursuant to Section 2.2 as shall have been properly brought before such meeting in accordance with Section 2.2. Nominations of persons for election to the Board may be made at a special meeting of Stockholders called pursuant to Section 2.2(a) (a "*Management Requested Special Meeting*") at which Directors are properly to be elected only (1) by or at the direction of the Board or (2) by any Stockholder who (A) was a Stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf any nomination is made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving of notice provided for in this Section 2.10 and at the time of the Management Requested Special Meeting, (B) is entitled to vote at such Management Requested Special Meeting and (C) complied with this paragraph (b) and paragraph (a)(3) of this Section 2.10 as to such nominations. For the avoidance of doubt, the provisions of Section 2.13 shall not apply to a special meeting of Stockholders, and the Corporation shall not be required to include a Director nominee of a Stockholder or group of Stockholders in the Corporation's proxy statement or form of proxy or ballot for any special meeting of Stockholders. Without exception, in order for a Stockholder to present any nominations of persons for election to the Board at such a Management Requested Special Meeting, pursuant to clause (2) of this paragraph (b), the Stockholder must (x) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation (which notice shall include disclosure of the information that is required by the applicable provisions of paragraph (a)(3) of this Section 2.10) and (y) provide any updates or supplements to such notice at the times and in the forms required by paragraph (a)(4) of this Section 2.10. To be timely, a Stockholder's notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth day prior to the date of such Management Requested Special Meeting and not later than the close of business on the later of (x) the ninetieth day prior to the date of such special meeting and (y) the tenth day following the day on which public announcement is first made of the date of such Management Requested Special Meeting and of the nominees proposed by the Board to be elected at such Management Requested Special Meeting. In no event shall any adjournment of a Management Requested Special Meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

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(c) *General.*

(1) Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors as may be provided in a designation of rights relating to such series of Preferred Stock, including the holders of the Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock pursuant to Article Fourth, Parts II and III of the Restated Certificate, only persons who are nominated in accordance with this Section 2.10 shall be eligible to serve as Directors and only such business as shall have been brought before the meeting in accordance with this Section 2.10 shall be conducted at a meeting of Stockholders. Nominations for Union Directors shall be made only by the holders of the Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock, and then only in accordance with the procedures and qualification requirements of the Restated Certificate and any stockholder agreements applicable to such nomination process. Except as otherwise provided by law, the Restated Certificate or these Restated Bylaws, the chairman of the meeting shall have the power and duty to determine whether such nomination or business was made in compliance with this Section 2.10 and, if such proposed nomination or proposal has not been properly made, to declare that such nomination or proposal has not been properly brought before the meeting and shall be disregarded and declared to be out of order.

(2) For purposes of this Section 2.10, "*public announcement*" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 2.10, a Stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.10. This Section 2.10 is expressly intended to apply to any business proposed to be brought before a meeting of Stockholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act. Nothing in this Section 2.10 shall be deemed to affect any rights of Stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a - 8 under the Exchange Act.

2.11 *List of Stockholders.* It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least ten (10) days before each annual or special meeting of the Stockholders, a complete list of the Stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in such Stockholder's name. Such list shall be produced and kept available at the times and places required by law. The stock ledger shall be the only evidence as to which Stockholders are the Stockholders entitled to examine the stock ledger or the list required by this Section 2.11, or to vote in person or by proxy at such meeting of the Stockholders.

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2.12 *Remote Communication.* For the purposes of these Restated Bylaws, if authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, Stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of Stockholders; and

(b) be deemed present in person and vote at a meeting of Stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a Stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such Stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any Stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.13 *Proxy Access for Director Nominees*

(a) *Definitions.* For purposes of this Section 2.13, the following terms shall have the following meanings:

(1) "*Compensation Arrangement*" shall mean any direct or indirect compensation or other monetary agreement arrangement or understanding with any person or entity other than the Corporation, including, without limitation, any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, service or action as a nominee or as a Director.

(2) "*Eligible Stockholder*" shall mean a person who has either (A) been a record holder of the shares of Common Stock used to satisfy the eligibility requirements in Section 2.13(d) continuously for the required three-year period or (B) provides to the Secretary, within the time period referred to in Section 2.13(e), evidence of continuous Ownership of such shares for such three-year period from one or more securities intermediaries; *provided, however,* that any holder of Class Pilot MEC Junior Preferred Stock or Class IAM Junior Preferred Stock or any affiliate of such holder shall not qualify as an Eligible Stockholder.

(3) "*Maximum Number*" shall mean that number of directors constituting the greater of (A) two or (B) 20% of the total number of Directors who are subject to election at the next annual meeting by the holders of Common Stock on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.13 (rounded down to the nearest whole number), which number shall be reduced as set forth in Section 2.13(c)(1).

(4) "*Minimum Number*" shall mean 3% of the number of outstanding shares of Common Stock as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(5) "*Nominating Stockholder*" shall mean any Eligible Stockholder or group of up to 20 Stockholders (a "Nominator Group") that, collectively as a group, satisfy the requirements to qualify as an Eligible Stockholder, that (A) has (individually and

15

collectively, in the case of a Nominator Group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 2.13 (including, without limitation, the timely submission of a Nomination Notice that meets the requirements set forth in this Section 2.13), and (B) has nominated a Stockholder Nominee. For the avoidance of doubt, any holder of Class Pilot MEC Junior Preferred Stock or Class IAM Junior Preferred Stock or any affiliate of such holder shall not be eligible to join a Nominator Group.

(6) "*Nomination Notice*" shall mean all information and documents that a Nominating Stockholder is required to submit to the Secretary pursuant to Section 2.13(f).

(7) "*Own*," "*Owned*" or "*Owning*" shall mean those outstanding shares of Common Stock with respect to which a Stockholder possesses both:

(A) the full voting and investment rights pertaining to the shares; and

(B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided, that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares:

(i) sold by such Stockholder or any of its affiliates in any transaction that has not been settled or closed, including any short sale;

(ii) borrowed by such Stockholder or any of its affiliates for any purposes or purchased by such Stockholder or any of its affiliates pursuant to an agreement to resell; or

(iii) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of reducing in any manner, to any extent or at any time in the future, such Stockholder's or affiliates' full right to vote or direct the voting of any such shares, and/or hedging, offsetting or altering to any degree gain or loss arising from the full economic Ownership of such shares by such Stockholder or affiliate, other than any such arrangements solely involving a national or multi-national multi-industry market index.

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A Stockholder shall "Own" shares held in the name of a nominee or other intermediary so long as the Stockholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. A Stockholder's Ownership of shares shall be deemed to continue during any period in which the Stockholder has delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the Stockholder. A Stockholder's Ownership of shares shall be deemed to continue during any period in which the Stockholder has loaned such shares provided that the Stockholder has the power to recall such loaned shares on five business days' notice. The terms "Owned," "Owning" and other variations of the word "Own" shall have correlative meanings. Whether shares constitute shares Owned shall be determined in good faith by the Board, which determination shall be conclusive and binding on the Corporation and the Stockholders.

(8) "*Stock Exchange Rules*" shall mean the rules of any stock exchange on which the Corporation's securities are traded.

(9) "*Stockholder Nominee*" shall mean any person nominated for election pursuant to this Section 2.13.

(10) "*Voting Commitment*" shall mean any agreement, arrangement or understanding with, and any commitment or assurance to, any person or entity as to how a person, if elected as a Director, will act or vote on any issue or question.

(b) *Proxy Access at Annual Meeting.* Subject to the provisions of this Section 2.13, if expressly requested in the relevant Nomination Notice, the Corporation shall include in its proxy statement for any annual meeting of Stockholders:

(1) the name of any Stockholder Nominee, which shall also be included on the Corporation's form of proxy and ballot;

(2) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement;

(3) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board (subject, without limitation, to Section 2.13(g)(4)), if such statement does not exceed 500 words; and

(4) any other information that the Corporation or the Board determines, in its discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination, information relating to any Compensation Arrangement and/or Voting Commitment, and any of the information provided pursuant to this Section 2.13.

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For the avoidance of doubt, the provisions of this Section 2.13 shall not apply to a special meeting of Stockholders, and the Corporation shall not be required to include a Director nominee of a Stockholder or group of Stockholders in the Corporation's proxy statement or form of proxy or ballot for any special meeting of Stockholders.

(c) *Maximum Number of Stockholder Nominees.*

(1) The Corporation shall not be required to include in the proxy statement for an annual meeting of Stockholders more Stockholder Nominees than the Maximum Number. In the event that one or more vacancies for any reason occurs on the Board after the deadline set forth in Section 2.13(e) but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of Directors in office as so reduced. The Maximum Number for a particular annual meeting shall be reduced by:

(A) Stockholder Nominees whose nominations for election at such annual meeting are subsequently withdrawn;

(B) Stockholder Nominees who the Board itself decides to nominate for election at such annual meeting;

(C) the number of incumbent Directors or Director candidates (including, without limitation, candidates who are not Stockholder Nominees) that in either case will be included in the Corporation's proxy statement for an annual meeting of Stockholders as an unopposed (by the Corporation) nominee pursuant to any agreement, arrangement or other understanding with any Stockholder or group of Stockholders; *provided, however,* that the Union Directors shall not be included in this number; and

(D) the number of incumbent Directors who had been Stockholder Nominees at any of the preceding two annual meetings of Stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board.

(2) Any Nominating Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 2.13 shall rank such Stockholder Nominees based on the order that the Nominating Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials. In the event that the number of Stockholder Nominees submitted by Nominating Stockholders pursuant to this Section 2.13 exceeds the Maximum Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 2.13 from each Nominating Stockholder will be selected for inclusion in the Corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the Corporation that each Nominating Stockholder disclosed as Owned in its respective Nomination Notice submitted to the Corporation. This selection process will continue with the next highest ranked nominees as many times as necessary, following the same order each time, until the Maximum Number is reached.

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(d) *Eligible Stockholders:*

(1) An Eligible Stockholder or Nominator Group may submit a nomination in accordance with this Section 2.13 only if the person or group (in the aggregate) has continuously Owned at least the Minimum Number (as adjusted for any stock splits, stock dividends or similar events) of shares of Common Stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to Own at least the Minimum Number of shares through the date of the annual meeting. The following shall be treated as one Eligible Stockholder or one member of a Nominator Group if such Eligible Stockholder or member of a Nominator Group shall provide together with the Nomination Notice documentation that demonstrates compliance with the following criteria:

(A) funds under common management and investment control;

(B) funds under common management and funded primarily by the same employer; or

(C) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended).

For the avoidance of doubt, in the event of a nomination by a Nominator Group, any and all requirements and obligations for a given Eligible Stockholder (including, without limitation, each and every fund or company that comprises the Nominator Group) that are set forth in this Section 2.13, including the minimum holding period, shall apply to each member of such Nominator Group; *provided, however,* that the Minimum Number shall apply to the Ownership of the Nominator Group in the aggregate. Should any Stockholder withdraw from a Nominator Group at any time prior to the annual meeting of Stockholders, the Nominator Group shall only be deemed to **Own the shares held by the remaining members of the group.**

(2) No Stockholder shall be permitted to be in more than one Nominator Group, and if any Stockholder appears as a member of more than one Nominator Group, or as a member of a Nominator Group and as a Nominating Stockholder without any such group, such Stockholder shall be deemed to be a member of only the Nominator Group that has the largest Ownership position as reflected in the Nomination Notice and is not permitted to act as a Nominating Stockholder separate from such Nominator Group.

(e) *Timely Nomination Notice.* To be timely, the Nomination Notice shall be delivered to, or mailed and received by the Secretary at the principal executive offices of the Corporation:

(1) not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the one-year anniversary of the date (as stated in the Corporation's proxy materials relating to that annual meeting) that the Corporation first mailed its proxy statement for the annual meeting of the previous year, except where information or documents are required to be provided after the date the Nomination Notice is first submitted, as set forth in this Section 2.13; or

(2) if (and only if) the annual meeting is scheduled to be held on a date that is not within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of the Stockholders, the Nomination Notice to be timely must be so delivered or received not later than the close of business on the tenth day following the earlier of the date on which such notice or public disclosure of the date of the meeting was given or made, and in no event shall the adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice.

(f) *Nomination Notice.* The Nomination Notice shall consist of, collectively, the following information, documents and agreements which shall, for avoidance of doubt, be compiled, completed and submitted by the Nominating Stockholder or its representatives at its own cost:

(1) documentary evidence in the form of one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period, provided that each such intermediary must be a participant in the Depository Trust Company or an affiliate of a participant in the Depository Trust Company) verifying and certifying that, as of a date within seven calendar days prior to the date of the Nomination Notice, the Nominating Stockholder Owns, and has continuously Owned for the preceding three years, the Minimum Number of shares, and the Nominating Stockholder's agreement to provide, within five business days after the record date for the annual meeting, documentary evidence in the form of written statements from the record holder and intermediaries verifying and certifying the Nominating Stockholder's continuous Ownership of the Minimum Number of shares through the record date;

(2) an undertaking to provide immediate notice if the Nominating Stockholder ceases to Own the Minimum Number of shares prior to the date of the annual meeting;

(3) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(4) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each member of a Nominator Group):

(A) the information and other deliverables that would be required to be set forth in a Stockholder's notice of nomination pursuant to Section 2.10(a)(3), as if the Nominating Stockholder were the Proposing Person under that section;

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(B) a detailed description of all communications by such Nominating Stockholder with any other Stockholder or beneficial owner of any securities of the Corporation regarding such Stockholder Nominee;

(C) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(D) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(E) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board at the annual meeting any person other than such Nominating Stockholder's Stockholder Nominee(s);

(F) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board;

(G) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board, (1) an exempt solicitation as described in Rule 14a-2(b) under the Exchange Act, or (2) any communication, as described in Rule 14a-1(l)(2)(iv) under the Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefore;

(H) a representation and warranty that the Nominating Stockholder will not use or distribute any proxy card other than the Corporation's proxy card in soliciting Stockholders in connection with the election of a Stockholder Nominee at the annual meeting;

(I) a representation and warranty that the Stockholder Nominee's candidacy or, if elected, Board membership would not violate applicable state or federal law or Stock Exchange Rules;

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(J) a representation and warranty that the Stockholder Nominee: (i) qualifies as independent under the Stock Exchange Rules and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Directors; and (ii) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee;

(K) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.13(d);

(L) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 2.13(d) through the date of the annual meeting;

(M) the details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice;

(N) if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board; provided, that any such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and

(O) in the case of a nomination by a Nominator Group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination.

(5) an executed agreement (which form of agreement shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of the Nomination Notice, pursuant to which the Nominating Stockholder (including each member of a Nominator Group) agrees:

(A) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B) to file any written solicitation or other communication with the Corporation's Stockholders relating to one or more of the Corporation's Directors or Director nominees or any Stockholder Nominee with the Securities and Exchange Commission,

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regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C) to assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its Stockholders or any other person, including, without limitation, the Nomination Notice;

(D) to indemnify and hold harmless (jointly with all other members of a Nominator Group, if applicable) the Corporation and each of its Directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any action, suit or proceeding (whether threatened, pending or completed), whether legal, judicial administrative or investigative, against the Corporation or any of its Directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under or pursuant to this Section 2.13, or otherwise arising out of any nomination, solicitation or other activity by any Eligible Stockholder or any member of a Nominator Group in connection with its efforts pursuant to this Section 2.13;

(E) to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of any misstatement or omission if information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any member of a Nominator Group) with the Corporation, its Stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), and promptly notify the Corporation and any other recipient of the information that is required to correct the misstatement or omission; and

(F) in the event that the Nominating Stockholder (including any member of a Nominator Group) has failed to continue to satisfy the eligibility requirements described in Section 2.13(d), to promptly notify the Corporation.

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(6) an executed questionnaire (which form of questionnaire shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of the Nomination Notice;

(7) an executed agreement (which form of agreement shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of the Nomination Notice, by the Stockholder Nominee:

(A) to provide to the Corporation such other information as it may reasonably request, including such other information (i) as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation in accordance with the Corporation's corporate governance guidelines as then in effect or (ii) that could be material to a reasonable Stockholder's understanding of the independence, or lack thereof, of such proposed nominee;

(B) that the Stockholder Nominee has read and agrees, if elected to serve as a member of the Board, to adhere to all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation;

(C) that the Stockholder Nominee agrees to be named in the proxy statement as a nominee and to serve as a Director if elected; and

(D) that the Stockholder Nominee is not and will not become a party to (i) any Compensation Arrangement in connection with such person's nomination or candidacy for Director and/or such person's service or action as a Director that has not been disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice, or (ii) any Voting Commitment that has not been disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice.

The information and documents required by this Section 2.13(f) shall be provided with respect to and executed by the Nominating Stockholder (and each member of a Nominator Group), and provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or any member of a Nominator Group. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.13(f) (other than such information and documents required to be provided after the date the Nomination Notice is first submitted) have been delivered to or, if sent by

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EX-3.1

mail, received by the Secretary. The Nominating Stockholder shall further update and supplement the Nomination Notice, if necessary, so that the information provided or required to be provided in such Nomination Notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment of postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(g) *Exclusion or Disqualification of Stockholder Nominees.*

(1) If, after the deadline for submitting a Nomination Notice as set forth in Section 2.13(e), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board, whether before or after the mailing of the definitive proxy statement, the Corporation:

(A) shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder; and

(B) may otherwise communicate to its Stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or form of proxy and **will** not be voted on at the annual meeting.

(2) Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy materials any Stockholder Nominee, and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support), and in such case no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if:

(A) the Corporation receives a notice that a Stockholder intends to nominate a candidate for Director at the annual meeting pursuant to the advance notice requirements set forth in Section 2.10(a).

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(B) the Nominating Stockholder has engaged in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board;

(C) the Nominating Stockholder has engaged in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board, (i) an exempt solicitation as described in Rule 14a-2(b) under the Exchange Act, or (ii) any communication, as described in Rule 14a-1(l)(2)(iv) under the Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefore;

(D) the Nominating Stockholder or the designated lead group member of a Nominator Group, as applicable, or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted in accordance with this Section 2.13;

(E) the Board, acting in good faith, determines that such Stockholder Nominee's nomination or election to the Board would result in the Corporation violating or failing to be in compliance with these Restated Bylaws or the Restated Certificate or any applicable law, rule or regulation to which the Corporation is subject, including the Stock Exchange Rules;

(F) the Stockholder Nominee was nominated for election to the Board pursuant to this Section 2.13 at one of the Corporation's two preceding annual meetings of Stockholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the shares of capital stock entitled to vote for such Stockholder Nominee;

(G) the Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or

(H) the Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 2.13(d), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not

misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board or any violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under this Section 2.13.

(3) Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if:

(A) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, Corporation, partnership, association or other entity, organization or governmental authority;

(C) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation; or

(D) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

(4) The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

(h) *Interpretation.* The Board (and any other person or body authorized by the Board, including, without limitation, the Chairman of the relevant annual meeting) shall have the power and authority to interpret this Section 2.13 and to make any and all determinations necessary or advisable to apply this Section 2.13 to any persons, facts or circumstances, including the power to determine (1) whether one or more Stockholders or beneficial owners qualifies as an Eligible Stockholder or Nominator Group, as applicable, (2) whether a Nomination Notice complies with this Section 2.13, (3) whether a Stockholder Nominee satisfies the qualifications and requirements in this Section 2.13, and (4) whether any and all requirements of this Section 2.13 have been satisfied. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board, including, without limitation, the Chairman of the relevant annual meeting) shall be binding on all persons, including the Corporation and its Stockholders (including any beneficial owners). The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures, and the defective nomination shall be disregarded.

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ARTICLE 3

Board Of Directors

3.1 *Number and Term of Office*. The number and term of office of Directors on the Board shall be determined as provided in the Restated Certificate.

3.2 *Powers*. The Board may, except as otherwise provided in the Restated Certificate or the DGCL, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3.3 *Place of Meetings*. Meetings of the Board may be held either within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof. It is intended that a majority of the in-person Board meetings in each calendar year shall be held in the Greater Chicago Metropolitan Area.

3.4 *Organization Meeting*. The Board shall meet as soon as practicable after each annual meeting of Stockholders at the place of such annual meeting for the purpose of organization and the transaction of other business. No notice of such meeting of the Board shall be required. Such organization meeting may be held at any other time or place specified in a notice given as hereinafter provided for special meetings of the Board, or in a consent and waiver of notice thereof, signed by all of the Directors.

3.5 *Stated Meetings*. The Board shall from time to time, by resolution adopted by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, appoint the time and place for holding stated meetings of the Board; and such meetings shall thereupon be held at the time and place so appointed, without the giving of any special notice with regard thereto. Any and all business may be transacted at any stated meeting.

3.6 *Special Meetings*. Special meetings of the Board shall be held whenever called by the Secretary, at the direction of any three Directors, or by the Chairman, or, in the event that the office of the Chairman is vacant, by the Chief Executive Officer, or in the event that the offices of the Chairman and Chief Executive Officer are vacant, by the President. Notice of a special meeting shall set forth a description of such meeting and be sent to the Directors as provided in Section 3.7.

3.7 *Notices of Board Meetings*. Notice of any meeting shall be sent to each Director at his or her residence or usual place of business either (a) by reputable overnight delivery service in circumstances to which such service guarantees next day delivery, not later than on the day that is the second business day immediately preceding the day of such meeting, or (b) by facsimile, telex, telegram or electronic mail, not later than twenty-four (24) hours before the time of such meeting. If sent by overnight delivery service, such notice shall be deemed to be given when delivered to such service; if sent by facsimile, telex, telegram or electronic mail, such notice shall be deemed to be given when transmitted. Notice of any meeting of the Board need not however be given to any Director, if waived by him or her in writing or if, subject to applicable law, he or she shall be present at the meeting. Any meeting of the Board shall be a legal meeting without any notice thereof having been given if all of the Directors shall be present

thereat, except when a Director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

3.8 *Quorum and Manner of Acting*. Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, the presence at any organization, stated or special meeting of Directors having at least a majority of the votes entitled to be cast by the Entire Board shall constitute a quorum for the transaction of business; and, except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, the affirmative vote of a majority of the votes entitled to be cast by the Directors present at any meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, the affirmative vote of a majority of the votes entitled to be cast by the Directors present may adjourn any meeting, from time to time, until a quorum is present.

3.9 *Telephone Meetings*. Directors or members of any committee of the Board may participate in a meeting of the Board or of such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting.

3.10 *Chairman of the Board Pro Tempore*. In the absence of both the Chairman and the Chief Executive Officer at any meeting of the Board, the Board may appoint from among its members a Chairman of the Board pro tempore, who shall preside at such meeting, except where otherwise provided by law.

3.11 *Resignation*. Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Any such resignation shall take effect at the time received by the Corporation, unless the resignation specifies a later effective date or an effective date determined upon the happening of one or more events.

3.12 *Removal of Directors*. Any Director or the entire Board may be removed with or without cause as provided under the DGCL.

3.13 *Vacancies and Newly Created Directorships*. Except as otherwise provided in the Restated Certificate, vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director, and the Directors so chosen shall hold office until the next election of Directors and until their successors are duly elected and qualified or until earlier resignation or removal. If there are no Directors in office, then an election of Directors may be held in the manner provided by statute.

3.14 *Directors' Fees*. The Board shall have authority to determine, from time to time, the amount of compensation that shall be paid to its members for attendance at meetings of the Board or of any committee of the Board, which compensation may be payable currently or deferred.

3.15 *Action Without Meeting*. Any action required or permitted to be taken at any meeting of the Board or any committee of the Board may be taken without a meeting if all of the

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members of the Board or of any such committee, as the case may be, consent thereto in writing, by electronic transmission or transmissions, or as otherwise permitted by law and, if required by law, the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE 4

Board Committees

4.1 *Designation.*

(a) Except as otherwise provided in the Restated Certificate, the Board may, by resolution adopted by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, designate one or more committees of the Board, each such committee to consist of one or more Directors. Except as otherwise provided in the Restated Certificate, unless sooner discharged by the affirmative vote of a majority of the votes entitled to be cast by the Entire Board, members of each committee of the Board shall hold office until the organization meeting of the Board in the next subsequent year and until their respective successors are appointed.

(b) So far as practicable, members of each committee of the Board shall be appointed annually at the organization meeting of the Board. The Board may designate one or more Directors as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of such committee. The Nominating/Governance Committee of the Board shall have the power to recommend to the Board a chairman of each committee of the Board by the affirmative vote of a majority of the votes entitled to be cast by all of the members of the Nominating/Governance Committee. The Board shall have the power to appoint one of its members to act as chairman of each committee of the Board.

(c) Notwithstanding the foregoing, except as required by law or otherwise provided in these Restated Bylaws, no committee of the Board will have the authority to (i) issue dividends, distributions or securities, except for issuances of cash or securities pursuant to employee benefit plans; (ii) to approve a Fundamental Change or Change in Ownership, except as may be required in the exercise of fiduciary duties; (iii) to take any action that would require the approval of the Stockholders pursuant to the DGCL; (iv) elect any officer designated as such in Section 5.1 or to fill any vacancy in any such office; (v) designate the Chief Executive Officer or the Chairman of the Board; (vi) fill any vacancy in the Board or any newly created Directorship; (vii) amend these Restated Bylaws; (viii) take any action that under these Restated Bylaws is required to be taken by vote of a specified proportion of the Entire Board or of the Directors at the time in office; or (ix) take any action, the power or authority for which is reserved for the Entire Board pursuant to Section 141(c)(2) of the DGCL, except as otherwise set forth in such Section 141(c)(2).

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4.2 *Meetings*.

(a) Stated meetings of any committee of the Board shall be held at such times and at such places as shall be fixed, from time to time, by resolution adopted by the Board or by the affirmative vote of a majority of the votes entitled to be cast by the members of such committee of the Board and upon notification pursuant to Section 4.3 to all the members of such committee. Any and all business may be transacted at any stated meeting of any committee of the Board.

(b) Special meetings of any committee of the Board may be called at any time by the chairman of such committee or by any two members of such committee. Notice of a special meeting of any committee of the Board shall set forth a description of the business to be transacted at such meeting and be sent to the members of such committee of the Board as provided in Section 4.3.

4.3 *Notice of Board Committee Meetings*. Notice of any meeting of any committee of the Board shall be sent to each member of such committee at his or her residence or usual place of business either (a) by reputable overnight delivery service in circumstances to which such service guarantees next day delivery, not later than on the day that is the second business day immediately preceding the day of such meeting, or (b) by facsimile, telex, telegram or electronic mail, not later than twenty-four (24) hours before the time of such meeting. If sent by overnight delivery service, such notice shall be deemed to be given when delivered to such service; if sent by facsimile, telex, telegram or electronic mail, such notice shall be deemed to be given when transmitted. Notice of any meeting of a committee of the Board need not however be given to any member of such committee, if waived by him or her in writing or if, subject to applicable law, he or she shall be present at the meeting. Any meeting of a committee of the Board shall be a legal meeting without any notice thereof having been given if all of the members shall be present thereat except when a Director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

4.4 *Place of Meetings*. Meetings of any committee of the Board may be held either within or without the State of Delaware.

4.5 *Quorum and Voting Requirements of Board Committees*.

(a) The presence of Directors entitled to cast at least a majority of the aggregate number of votes entitled to be cast by all Directors on a committee of the Board shall constitute a quorum for the transaction of business, and any act of a committee of the Board shall require the affirmative vote of at least a majority of the votes entitled to be cast by the Directors present at a meeting of such committee at which a quorum is present.

(b) The members of any committee of the Board shall act only as a committee of the Board, and the individual members of the Board shall have no power as such.

4.6 *Records*. Each committee of the Board shall keep a record of its acts and proceedings and shall report the same, from time to time, to the Board. The Secretary, or, in his or her absence, an Assistant Secretary, shall act as secretary to each committee of the Board, or a committee of the Board may, in its discretion, appoint its own secretary.

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4.7 *Vacancies.* Except as otherwise provided in the Restated Certificate, any vacancy in any committee of the Board shall be filled by a majority of the Directors then in office.

4.8 *Committee Procedure.* The Board by resolution or resolutions shall establish the rules of procedure to be followed by each committee, which shall include a requirement that such committee keep regular minutes of its proceedings and deliver to the Secretary the same.

4.9 *Executive Committee.*

(a) In addition to any requirements set forth in the Restated Certificate or these Restated Bylaws, an Executive Committee shall be appointed, to consist of the Chairman, the Chief Executive Officer and three or more other Directors; *provided, however,* that at least a majority of the Executive Committee shall consist of Directors who are neither officers nor employees of the Corporation or of any of its affiliated corporations.

(b) Subject to the provisions of the DGCL and these Restated Bylaws, the Executive Committee shall have and may exercise all the powers of the Board in the management of the business and affairs of the Corporation, including, without limitation, the power to authorize the seal of the Corporation to be affixed to all papers that may require it, but excluding any powers granted by the Board to any other committee of the Board.

(c) Subject to any provision in the Restated Certificate or the DGCL, any action herein authorized to be taken by the Executive Committee and which is duly taken by it in accordance herewith shall have the same effect as if such action were taken by the Board.

ARTICLE 5

Officers, Employees and Agents: Powers And Duties

5.1 *Officers.* The officers of the Corporation, who shall be elected by the Board, may be a Chairman of the Board (who shall be a Director), a Treasurer and one or more Assistant Treasurers, and shall be a Chief Executive Officer, a President, one or more Vice Chairmen, one or more Vice Presidents (who may be further classified by such descriptions as "executive," "senior," "assistant," "staff" or otherwise, as the Board shall determine), a General Counsel, a Secretary and one or more Assistant Secretaries. The Board may also elect, and may delegate power to appoint, such other officers and select such other employees or agents as, from time to time, may appear to be necessary or advisable in the conduct of the affairs of the Corporation. Any officer may also be elected to another office or offices.

5.2 *Term of Office.* Subject to the provisions of the Restated Certificate or these Restated Bylaws, so far as practicable, each officer shall be elected at the organization meeting of the Board in each year, and shall hold office until the organization meeting of the Board in the next subsequent year and until his or her successor is chosen or until his or her earlier death, resignation or removal in the manner hereinafter provided.

5.3 *Resignation and Removal of Officers.* Any officer may resign at any time upon written notice to the Corporation. Any officer may be removed at any time, either for or without

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cause, by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, at any meeting called for that purpose. The Board may delegate such power of removal as to officers, agents and employees not appointed by the Board. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

5.4 *Vacancies.* If any vacancy occurs in any office, the Board may elect a successor to fill such vacancy for the remainder of the term.

5.5 *Chairman of the Board.*

(a) The Board may elect a Director as Chairman of the Board.

(b) The Chairman shall determine the agenda for Board meetings, in consultation with the lead independent director of the Board, if applicable, and shall preside at all meetings of the Board at which he or she may be present. The Chairman shall have such other powers and duties as he or she may be called upon by the Board to perform.

5.6 *Chief Executive Officer.* The Chief Executive Officer shall have general and active control of the business and affairs of the Corporation and, in the absence of the Chairman (or if there be none), he or she shall preside at all meetings of the Board. He or she shall have general power (a) to execute bonds, deeds and contracts in the name of the Corporation, (b) to affix the corporate seal, (c) to sign stock certificates, (d) subject to the provisions of the Restated Certificate, these Restated Bylaws and the approval of the Board, to select all employees and agents of the Corporation whose selection is not otherwise provided for and to fix the compensation thereof, (e) to remove or suspend any employee or agent who shall not have been selected by the Board, (f) to suspend for cause, pending final action by the Board any employee or agent who shall have been selected by the Board and (g) to exercise all the powers usually and customarily performed by the chief executive officer of a corporation.

5.7 *President.* The President, if not designated as Chief Executive Officer of the Corporation, shall perform such duties as are delegated by the Board, the Chairman or the Chief Executive Officer. In the event of an absence, disability or vacancy in the office of the Chief Executive Officer, the President shall act in the place of the Chief Executive Officer with authority to exercise all his or her powers and perform his or her duties.

5.8 *Vice Chairmen.* The Board may elect one or more officers designated as the Vice Chairman, but the appointment of one or more Vice Chairmen shall not be required. If one or more Vice Chairmen shall be elected, then each Vice Chairman shall have such powers and perform all such duties and services as may be assigned to or required of them, from time to time, by the Board, the Chairman or the Chief Executive Officer, respectively. In the event of the absence or disability of both the Chairman and the Chief Executive Officer, the President may designate one of the Vice Chairmen, or one of the several Vice Presidents, to act in his or her place with authority to exercise all of his or her powers and perform his or her duties, provided that the Board may change such designation, or if the President fails or is unable to make such designation, the Board may make such designation at a regular or special meeting called for that purpose.

5.9 *Vice Presidents and Other Officers.* The several Vice Presidents and other elected officers, including, without limitation, the General Counsel, shall perform all such duties and services as shall be assigned to or required of them, from time to time, by the Board, or the Chief Executive Officer, respectively. In the event of the absence or disability of both the Chairman and the Chief Executive Officer, the President may designate one of the Vice Chairmen, or one of the several Vice Presidents, to act in his or her place with authority to exercise all of his or her powers and perform his or her duties, provided that the Board may change such designation, or if the President fails or is unable to make such designation, the Board may make such designation at a regular or special meeting called for that purpose.

5.10 *Secretary.* The Secretary shall attend to the giving of notice of all meetings of Stockholders and the Board and shall keep and attest true records of all proceedings thereat. He or she shall have charge of the corporate seal and have authority to attest any and all instruments or writings to which the same may be affixed. He or she shall keep and account for all books, documents, papers and records of the Corporation, except those which are directed to be in charge of the Treasurer, and he or she may delegate responsibility for maintaining the stock ledger to any transfer agent or registrar appointed by the Board. He or she shall have authority to sign stock certificates and shall generally perform all the duties usually appertaining to the office of secretary of a corporation. In the absence of the Secretary, an Assistant Secretary or Secretary pro tempore shall perform his or her duties.

5.11 *Treasurer.* The Treasurer, if any, shall be responsible for the collection, receipt, care, custody and disbursement of the funds of the Corporation and shall deposit or cause to be deposited all funds of the Corporation in and with such depositories as the Board shall, from time to time, direct. He or she shall have the care and custody of all securities owned by the Corporation, and shall deposit such securities with such banks or in such safe deposit vaults, and under such controls, as the Board shall, from time to time, direct. He or she shall disburse funds of the Corporation on the basis of vouchers properly approved for payment by the controller of the Corporation or his or her duly authorized representative. He or she shall be responsible for the maintenance of detailed records of cash and security transactions and shall prepare such reports thereof as may be required. He or she shall have the power to sign stock certificates and to endorse for deposit or collection or otherwise all checks, drafts, notes, bills of exchange or other commercial paper payable to the Corporation and to give proper receipts or discharges therefor. He or she shall have such other duties as are commonly incidental to the office of treasurer of a corporation. In the absence of the Treasurer, an Assistant Treasurer shall perform his or her duties.

5.12 *Additional Powers and Duties.* In addition to the foregoing especially enumerated duties and powers, the officers of the Corporation shall perform such other duties and exercise such further powers as may be provided in these Restated Bylaws or as the Board may, from time to time, determine or as may be assigned to them by any competent superior officer.

5.13 *Compensation.* Except as otherwise provided in the Restated Certificate, the compensation of all officers of the Corporation shall be fixed, from time to time, by the Board or the Compensation Committee, but this power may be delegated to any officer by the Board or the Compensation Committee in accordance with applicable law.

5.14 *Prohibition on Loans to Directors and Executive Officers.* The Corporation shall not directly or indirectly extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of the Board or executive officer of the Corporation, as such terms are used in Section 13(k) of the Exchange Act and the rules and regulations promulgated thereunder.

ARTICLE 6

Stock And Transfers Of Stock

6.1 *Stock Certificates.* The Common Stock shall be uncertificated. The shares of the Corporation other than the Common Stock shall be represented by certificates or shall be uncertificated. The Board shall have the power and authority to make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of uncertificated shares or certificates for shares of stock of the Corporation. Each certificate shall be signed by the Chairman or the President or a Vice Chairman or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certifying the number of certificated shares owned by such Stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, Transfer Agent or Registrar who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer, Transfer Agent or Registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, Transfer Agent or Registrar at the date of issuance.

6.2 *Transfer Agents and Registrars.* The Board may, in its discretion, appoint responsible banks or trust companies as the Board may deem advisable, from time to time, to act as Transfer Agents and Registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such Transfer Agents and registered by one of such Registrars.

6.3 *Transfers of Stock.* Transfers of shares of stock of the Corporation shall be made on the stock ledger of the Corporation only upon authorization by the record holder thereof or by such holder's attorney, successor or assignee thereunto authorized by power of attorney (or other proper evidence of succession, assignment or authority to transfer) duly executed and filed with the Corporation's Transfer Agent or Registrar. Except as otherwise provided in the Restated Certificate, and subject to any other transfer restriction applicable thereto, shares of certificated stock may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by written power of attorney to sell, assign and transfer the same with reasonable assurances given that such endorsement is genuine and that all applicable taxes thereon have been paid, signed by the record holder thereof; but no transfer shall affect the right of the Corporation to pay any dividend upon the stock to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation. No transfer of stock in violation of the provisions of Article Fourth, Part III, Section 1 or Article Fourth, Part IV, Section 1 of the Restated Certificate shall be valid as against the Corporation for any purpose.

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6.4 *Lost Certificates.* In case any certificate of stock shall be lost, stolen or destroyed, the Board, in its discretion, may authorize the issuance of a substitute certificate in place of the certificate lost, stolen or destroyed and may cause such substitute certificate to be countersigned by the appropriate Transfer Agent (if any) and registered by the appropriate Registrar (if any), *provided* that, in each such case, the applicant for a substitute certificate shall furnish to the Corporation and to such of its Transfer Agents and Registrars as may require the same, evidence to their satisfaction, in their discretion, of the loss, theft or destruction of such certificate and of the ownership thereof, and also such security or indemnity as may be required by them.

6.5 *Record Date.*

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or, subject to applicable law, to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board is authorized, from time to time, to fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such Stockholder meeting, nor more than sixty (60) days prior to any other action.

(b) A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board may fix a new record date for the adjourned meeting.

(c) Only Stockholders that are Stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, a meeting of Stockholders and any adjournment thereof or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for any other purpose, as applicable, notwithstanding any transfer of any stock on the stock ledger of the Corporation after any record date so fixed.

ARTICLE 7

Miscellaneous

7.1 *Fiscal Year.* The fiscal year of the Corporation shall be the calendar year.

7.2 *Surety Bonds.* The Treasurer, each Assistant Treasurer and such other officers or agents of the Corporation as the Board may direct, from time to time, shall be bonded for the faithful performance of their duties in such amounts and by such surety companies as the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Chief Executive Officer or the chief financial officer.

7.3 *Signature of Negotiable Instruments.* All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned by such officer or officers and in such manner as, from time to time, may be prescribed by resolution (whether general or special) of the Board.

7.4 *Subject to Law and Restated Certificate.* All powers, duties and responsibilities provided for in these Restated Bylaws, whether or not explicitly so qualified, are qualified by the provisions of the Restated Certificate and all applicable laws.

7.5 *Voting of Stocks.* Unless otherwise ordered by the Board of Directors, the Chairman of the Board, President and General Counsel shall each have full power and authority, in the name of and on behalf of the Corporation, to attend, act and vote at any meeting of stockholders of a corporation in which the Corporation may hold stock, and, in connection with any such meeting, shall possess and may exercise any and all rights and powers incident to the ownership of such stock which, as the owner thereof, the Corporation might possess and exercise. The Board of Directors from time to time may confer like powers upon any other person or persons.

7.6 *Dividends.* Dividends upon the capital stock may be declared by the Board at any regular or special meeting and may be paid in cash or in property or in shares of the capital stock. Before paying any dividend or making any distribution of profits, the Directors may set apart out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may later or abolish any such reserve or reserves.

7.7 *Corporate Seal.* The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board, the name of the Corporation and the words "Corporate Seal" and "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 8

Amendments

8.1 *Amendment of these Restated Bylaws.* Except as herein otherwise expressly provided, these Restated Bylaws may be altered or repealed and new bylaws, not inconsistent with any provision of the Restated Certificate or applicable law, may be adopted, either (a) by the affirmative vote of at least a majority of the Directors voting at a meeting of the Board at which a quorum is present or (b) by the affirmative vote of the holders of at least a majority in voting power of the stock entitled to vote thereon, at an annual meeting of Stockholders, or at a special meeting thereof, the notice of which meeting shall include the form of the proposed amendment or supplement to or modification of these Restated Bylaws or of the proposed new bylaws, or a summary thereof.

ARTICLE 9

Restated Certificate to Govern

9.1 *Restated Certificate to Govern.* Notwithstanding anything to the contrary herein, if any provision contained herein is inconsistent with or conflicts with a provision of the Restated Certificate, such provision herein shall be superseded by the inconsistent provision in the Restated Certificate, to the extent necessary to give effect to such provision in the Restated Certificate.

UNITED CONTINENTAL HOLDINGS, INC.

February 3, 2016

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: United Continental Holdings, Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by United Continental Holdings, Inc., a Delaware corporation ("United" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of United's intention to exclude from its proxy materials for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting" and such materials, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") on December 5, 2015. The Company intends to omit the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act, and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if United excludes the Proposal from its 2016 Proxy Materials for the reasons detailed below.

United intends to file its definitive proxy materials for the 2016 Annual Meeting on or about April 26, 2016. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal includes a resolution asking the Company's board of directors (the "Board") to adopt and present for shareholder approval an amendment to the Company's amended and restated bylaws to implement a form of proxy access. The Proposal includes the following resolution:

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card. The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. Copies of related correspondence with the Proponent are attached to this letter as Exhibit B.

Analysis

The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the 2016 Proxy Materials are Filed.

By the time the 2016 Proxy Materials are filed, the Company will have already taken the actions requested in the Proposal and therefore have already substantially implemented the

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Proposal. Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission stated in 1976 regarding the predecessor to Rule 14a-8(i)(10) that the exclusion was designed to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by the management team.[1] The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has already addressed the elements of a proposal, that proposal may be excluded.[2]

Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented.[3] Similarly, a company need not have implemented each element in the precise manner suggested by the proponent.[4] Rather, the actions taken by the company must have addressed the proposal's "essential objective," even if the manner in which the company implements the proposal does not necessarily directly correspond to the actions sought by the proponent. See General Electric Company (Mar. 3, 2015); Anheuser-Busch Companies, Inc. (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991) (emphasis added).

Furthermore, company actions that adequately address the underlying concerns of the shareholder proposal but require pending board and/or shareholder approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no action relief by notifying the Staff after such action has been taken. See, e.g., Medivation, Inc. (Mar. 13, 2015) (concurring in the exclusion of a proposal requesting a majority vote standard where the company expressed the board's intention to approve amendments to the bylaws and certificate of designations that would substantially implement the proposal and then later notified the Staff that the board action had been taken); Visa Inc. (Nov. 14, 2014) (concurring in the exclusion of a proposal requesting a majority vote standard where the company expressed the board's intention to adopt amendments to the company's charter and bylaws, subject to shareholder approval, that would substantially implement the proposal and then later notified the Staff that the board action had been taken and represented that its shareholders would have an opportunity to approve the amendments at the next annual meeting); Hewlett-Packard Company (Dec. 19, 2013) (concurring in the exclusion of a proposal where the company expressed the board's intention to approve amendments to the bylaws that would substantially implement the proposal and then later notified the Staff that the board action had been taken); DIRECTV (Feb. 22, 2011) (concurring in the exclusion of a

---

[1] Exchange Act Release No. 12598 (July 7, 1976).

[2] Exchange Act Release No. 34-20091 (August 16, 1983) ("1983 Release").

[3] See Exchange Act Release No. 40018 at n. 30 (May 21, 1998).

[4] 1983 Release.

proposal as substantially implemented where the company represented that its shareholders would have an opportunity to approve amendments to the company's charter at the next annual meeting).

As noted above, existing and proposed policies that capture the essential objectives of a proposal without mirroring its exact language or scope may nevertheless establish that a company has substantially implemented the proposal. See, e.g., PepsiCo, Inc. (Feb. 14, 2013) (concurring in the exclusion of a proposal requesting that the company amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status where the company's policies already prohibit discrimination based on sexual orientation generally); Kmart Corp. (Feb. 23, 2000) (concurring that a proposal for the board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct). Further, the Staff has permitted exclusions in reliance on Rule 14a-8(i)(10) where the company's implementation differed from the manner in which the shareholder proposal was silent. See, e.g., General Electric (concurring in the exclusion of a shareholder proposal requesting proxy access where the company's bylaws already included a form of proxy access on substantially similar terms but differed from the proposal in that the bylaws restricted the number of shareholders to 20 for purposes of aggregating their shares to meet the ownership threshold); Hewlett-Packard Co. (Dec. 11, 2007) (concurring in excluding a proposal seeking to amend the company's charter or bylaws to permit shareholders to call a special meeting where the company was proposing a bylaw amendment permitting shareholders to call a special meeting subject to certain enumerated exceptions).

In this instance, the Company believes that the Proposal may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board will in the near future consider a proposal regarding adoption of amendments (the "Bylaw Amendments") to the Company's amended and restated bylaws that would substantially implement the Proposal and, accordingly, permit the Proposal to be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, if approved, the Bylaw Amendments contemplated by the Board would provide for a meaningful form of proxy access allowing shareholders or a group of up to 20 shareholders owning 3% or more of the Company's common stock for three years an opportunity to include director nominations and related disclosures in the Company's proxy materials prepared for a shareholder meeting at which directors are to be elected.

The Nominating/Governance Committee has approved the Bylaw Amendments, subject to approval by the entire Board. The Board is currently expected to approve the Bylaw Amendments and, subsequently, the newly amended and restated bylaws on February 18, 2016. The Company is submitting this no-action request before the February 18, 2016 meeting of the Board to address the timing requirements of Rule 14a-8(j). Once formal action has been taken by the Board to approve the Bylaw Amendments, the Company will notify the Staff that these actions have been taken and provide the full text of the Bylaw Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) under similar circumstances. See Starbucks Corp. (Nov. 27, 2012); Omnicom Group Inc. (Mar. 29, 2011).

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The Bylaw Amendments are expected to include certain limitations that may differ from the manner in which the proponent would implement the Proposal or otherwise address items on which the Proposal is silent. For example, the Bylaw Amendments are expected to limit the number of shareholders who comprise a "group," for purposes of proxy access to twenty (20) and the number of director candidates to two or 20% of the total number of directors who are subject to election at the next annual meeting by the holders of common stock. Nevertheless, much like the Staff's determination in the *General Electric* letter, the Company does not believe these variations meaningfully or materially affect the ability of shareholders to access the Company's proxy statement for purposes of nominating potential director candidates and, consequently, do not alter the conclusion that the Proposal will be substantially implemented. Accordingly, the Company believes that upon the approval of the Bylaw Amendments, the Board will have taken the steps requested by the Proponent to achieve the "essential objective" of the Proposal upon terms that "compare favorably with the guidelines of the proposal."

For the foregoing reasons, upon notifying the Staff that the Company has taken the actions contemplated in this letter and providing the full text of the Bylaw Amendments, the Company believes that it will have substantially implemented the Proposal and may therefore exclude the Proposal under Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2016 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (872) 825-7667 or by email at jennifer.kraft@united.com.

Very truly yours,

Jennifer L. Kraft
Deputy General Counsel
United Continental Holdings, Inc.

Attachments

cc: John Chevedden

5

[UAL – Rule 14a-8 Proposal, December 5, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:

John Chevedden, sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

Exhibit B
Correspondence

7

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Saturday, December 05, 2015 5:46 PM
To: Kraft, Jennifer
Cc: Misra, Sucheta
Subject: Rule 14a-8 Proposal (UAL) ``

Dear Ms. Kraft,

Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

Ms. Jennifer Kraft
Corporate Secretary
United Continental Holdings, Inc. (UAL)
233 S. Wacker Drive
Chicago, IL 60601
PH: 872-825-4000

Dear Ms. Kraft,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

[signature]

John Chevedden

[signature] December 5, 2015
Date

cc: Sucheta Misra <Sucheta.Misra@united.com>
Senior Counsel

[UAL – Rule 14a-8 Proposal, December 5, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUN M-07-16

From: Mark, Tyler
Sent: Wednesday, December 09, 2015 11:51 AM
To: FISMA & OMB MEMORANDUN M-07-16***
Cc: Gerstman, Gary D.
Subject: Letter re: shareholder proposal to United Continental Holdings

Dear Mr. Chevedden,

On behalf of United Continental Holdings, Inc. (the "Company"), please see the attached letter to you concerning your shareholder proposal submitted to the Company. Please let me know if you have any questions.

Regards,

TYLER MARK
Associate

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
+1 312 853 0639
tmark@sidley.com
www.sidley.com

 SIDLEY AUSTIN LLP

UNITED CONTINENTAL HOLDINGS, INC.

December 9, 2015

VIA EMAIL

John Chevedden

Re: Shareholder Proposal for the 2016 Annual Meeting

Dear Mr. Chevedden:

On December 5, 2015, United Continental Holdings, Inc. (the "Company") received by e-mail your letter of the same date. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "2016 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), the shareholder must also provide a written statement that such shareholder intends to continue to own the required amount of securities through the date of the applicable annual meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company securities for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including December 5, 2015, which is the date you submitted the Proposal, along with a written statement from you that you intend to continue ownership of the securities through the date of the 2016

Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from you that: (i) you have continuously owned such securities for the one-year period as of the date of the statement and (ii) you intend to continue ownership of the securities through the date of the 2016 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

You can confirm whether your broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website (currently, at http://dtcc.com/~/media/Files/Downloads/client-center/DTC/numerical.ashx). If your broker or bank is a DTC participant or an affiliate of a DTC participant, then you will need to submit a written statement from your broker or bank verifying that, as of the date your letter was submitted, you continuously held the requisite amount of securities for at least one year. If your broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, you will need to ask your broker or bank to identify the DTC participant through which your securities are held and have that DTC participant provide the verification detailed above. You may also be able to identify this DTC participant or affiliate from your account statements because the clearing broker listed on your statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know your holdings, you can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time your proposal was submitted, the required amount of securities was continuously held for at least one year: (i) one statement from your broker confirming your ownership and (ii) one statement from the DTC participant confirming the broker's ownership.

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Please note that if you intend to submit such evidence, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (872) 825-8066 or by email at sucheta.misra@united.com.

Very truly yours.

Sucheta Misra
Senior Counsel

Attachments

Exhibit A

Rule 14a-8

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of

directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

6 See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 See KBR Inc. v. Chevedden, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 Techne Corp. (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow Layne Christensen Co. (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

SLB 14G



U.S. Securities and Exchange Commission

**Division of Corporation Finance
Securities and Exchange Commission**

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and

- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: <u>SLB No. 14</u>, <u>SLB No. 14A</u>, <u>SLB No. 14B</u>, <u>SLB No. 14C</u>, <u>SLB No. 14D</u>, <u>SLB No. 14E</u> and <u>SLB No. 14F</u>.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a

proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as

irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

Mark, Tyler

Subject: FW: United - Chevedden - Ownership Information
Attachments: CCE16122015_13.pdf

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Wednesday, December 16, 2015 6:51 PM
To: Misra, Sucheta
Cc: Kraft, Jennifer
Subject: Rule 14a-8 Proposal (UAL) blb

Dear Ms. Misra,
Please see the attached broker letter.
Sincerely,
John Chevedden



Personal Investing

P.O. Box 770001
Covington, KY 45277-0045

December 14, 2015

John R. Chevedden
Via facsimile to: & OMB MEMORANDUN M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 100 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100 shares of Raytheon Company (CUSIP: 755111507, trading symbol: RTN), no fewer than 100 shares of United Continental Holdings, Inc. (CUSIP: 910047109, trading symbol: UAL), no fewer than 100 shares of CF Industries Holdings, Inc. (CUSIP: 125269100, trading symbol: CF) and no fewer than 100 shares of General Motors Company (CUSIP: 37045V100, trading symbol: GM) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15

Fidelity Brokerage Services LLC, Member NYSE, SIPC